UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                            (AMENDMENT NO. 3* )

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Krause's Furniture, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $.001 par value
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                000500760202
                   ------------------------------------
                               (CUSIP Number)

                           NANCY E. BARTON, ESQ.
                    GENERAL ELECTRIC CAPITAL CORPORATION
                            260 LONG RIDGE ROAD
                        STAMFORD, CONNECTICUT 06927
                               (203) 357-4000
------------------- -------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)





                              January 14, 2000
                   ------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* Represents the first filing on Schedule 13D with respect to the Issuer's securities by GE Capital Equity Investments, Inc.

                             SCHEDULE 13D

CUSIP No. 000500760202

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    General Electric Capital Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           7,400,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       909,091

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,400,000

                10  SHARED DISPOSITIVE POWER

                    909,091

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,309,091 (includes 909,091 shares as to which General Electric Capital Corporation has shared voting and dispositive power.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    32.8%

14  TYPE OF REPORTING PERSON

    CO

                             SCHEDULE 13D

CUSIP No. 000500760202

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    GE Capital Equity Investments, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       909,091

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    909,091

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    909,091

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.6%

14  TYPE OF REPORTING PERSON

    CO

                             SCHEDULE 13D

CUSIP No. 000500760202

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    General Electric Capital Services, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not applicable.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed.  See 11 below.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         Disclaimed.  See 11 below.

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not Applicable.  See 11 above.

14  TYPE OF REPORTING PERSON

    CO

CUSIP No. 000500760202

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    General Electric Company

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not applicable.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed.  See 11 below.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         Disclaimed.  See 11 below.

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Beneficial ownership of all shares is disclaimed by General Electric
    Company.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not Applicable.  See 11 above.

14  TYPE OF REPORTING PERSON

    CO

     This Schedule 13D ("13D  Amendment No. 3") amends and  supplements the
Schedule 13D filed by General Electric Capital Corporation, a New York corporation ("GECC"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York Corporation ("GE") on September 9, 1996, as amended on August 15, 1997 and on January 12, 1998 (the "Schedule 13D"), relating to the Common Stock, $.001 par value per share (the "Common Stock") of Krause's Furniture, Inc. (the "Company" or the "Issuer"). This 13D Amendment No. 3, together with the
Schedule 13D which it amends and supplements, represents the first filing on Schedule 13D by GE Capital Equity Investments, Inc. ("GE Equity") with respect to the Company. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D. Except as expressly amended hereby, the information set forth in the Schedule 13D remains in effect without modification.

     This 13D Amendment No. 3 relates to the Securities Purchase Agreement, dated as of January 11, 2000, by and among the Issuer, GE Equity and the other purchasers party thereto (the "2000 Securities Purchase Agreement"), a copy of which is attached hereto as Exhibit 2, the Amended and Restated Stockholders Agreement, dated as of January 14, 2000, by and among the Issuer, GE Equity, GECC and the other stockholders party thereto (the "2000 Stockholders Agreement"), a copy of which is attached hereto as Exhibit 3, the Amended and Restated Registration Rights Agreement, dated as of January 14, 2000, by and among the Issuer, GE Equity, GECC and the other stockholders party thereto (the "2000 Registration Rights Agreement"), a copy of which is attached hereto as Exhibit 4, the Certificate of Designation of Series A Convertible Preferred Stock of Krause's Furniture, Inc., as signed and attested on January 12, 2000 (the "Series A Certificate of Designation"), a copy of which is attached hereto as Exhibit 5, and the Agreement, entered into as of January 11, 2000, by and among the Issuer, GECC and Japan Omnibus Ltd. (the "Note Amendment Agreement") to amend the Standby Note, 1997 Note and the Note, a copy of which is attached hereto as
Exhibit 6.


ITEM 2.   Identity and Background
          -----------------------

  Item 2 (a), (b), (c) is hereby amended to add the following:

     This 13D Amendment No. 3 is filed by GE Equity, GECC, GECS and GE and they are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

     GE Equity is a Delaware corporation and a wholly-owned subsidiary of GECC. GE Equity is engage in the business of investment and maintains its principal executive offices at 120 Long Ridge Road, Stamford, Connecticut 06927.

     For updated information with respect to the identity and background of: (i) each director and executive officer of GECC, see Schedule I attached hereto; (ii) each director and executive officer of GE Equity, see
Schedule II attached hereto; (iii) each director and executive officer of GECS, see Schedule III attached hereto; and (iv) each director and executive officer of GE, see Schedule IV attached hereto.

     This 13D Amendment No. 3 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If any Reporting Person obtains information which would cause a change in the information contained herein, an amendment will be filed setting forth such change in information.

  Item 2 (d), (e) is hereby amended in its entirety to read as follows:

     Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

     In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

     At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

     Except for the foregoing, during the last five years, neither any Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through IV has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 2 (f) is hereby amended in its entirety to read as follows:

     To the best knowledge of the applicable Reporting Person, all persons identified in Schedules I through IV are United States citizens, except that: P. Fresco is a citizen of Italy, C.X. Gonzalez is a citizen of Mexico and Andrea Jung is a citizen of Canada.


ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

  Item 3 is hereby amended to add the following:

     On January 14, 2000, GE Equity purchased 20,000 shares (the "Preferred Shares") of the Issuer's Series A Convertible Preferred Stock, par value $.001 per share ("Series A Convertible Preferred Stock"), from the Issuer for $1,000,000 pursuant to the 2000 Securities Purchase Agreement. The 2000 Securities Purchase Agreement, a copy of which is set forth in Exhibit 2, is hereby incorporated by reference herein. The funds used to purchase the Preferred Shares were obtained by GE Equity from working capital.


ITEM 4.   Purpose of Transaction
          ----------------------

  Item 4 (a-j) is hereby amended to add the following:

     GE Equity acquired the Preferred Shares for the purpose of investment.

     Except as previously set forth in the Schedule 13D, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any Person identified in Schedules I through IV, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

  Item 5 (a) is hereby amended to read as follows:

     GECC has sole voting and dispositive power with respect to 7,400,000 shares of Common Stock (including 400,000 shares issuable upon exercise of the Standby Warrant, 600,000 shares issuable upon exercise of the 1997 Warrant, and 1,400,000 shares issuable upon exercise of the Warrant), representing approximately 32.8% of the outstanding shares of Common Stock (assuming the exercise of the Warrant, the 1997 Warrant, and the Standby Warrant) based upon the Company's most recently filed Form 10-Q for the quarter ended November 1, 1999. GE Equity and GECC have shared voting and dispositive power with respect to 909,091 shares of Common Stock issuable upon the conversion of the Preferred Shares, representing approximately 4.0% of the outstanding shares of Common Stock (assuming the exercise of the Warrant, the 1997 Warrant, and the Standby Warrant) based upon the Company's most recently filed Form 10-Q for the quarter ended November 1, 1999.

     Pursuant to the 2000 Stockholders Agreement, certain provisions of the prior Stockholders Agreement dated as of August 26, 1996 relating to the voting of shares held by Permal Group and the Hawleys were eliminated. By reason of these amendments, GECC and GE Equity believe that, to the extent GECC previously may have been deemed to constitute a "group," as such term is defined in Section 13(d)(3) of the Exchange Act, with Permal Group and the Hawleys, such group has been terminated. Accordingly, GECC and GE Equity disclaim beneficial ownership of all shares held by Permal Group and the Hawleys.

  Item 5 (b) is hereby amended to read as follows:

     The responses of each Reporting Person to Items 7 through 11 of the cover pages of this 13D Amendment No. 3 relating to beneficial ownership of shares of Common Stock are incorporated herein by reference.

  Item 5 (c) is hereby amended to read as follows:

     Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through IV, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

  Item 6 is hereby amended to add the following:

     Reference is made to the 2000 Securities Purchase Agreement, the 2000 Stockholders Agreement, the 2000 Registration Rights Agreement and the Note Amendment, copies of which are attached as Exhibits 2,3,4 and 6, which are hereby incorporated by reference herein.

     Except as set forth or incorporated by reference in this 13D Amendment No. 3 or as previously reported in the Schedule 13D, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through IV, has any contracts, arrangements, understandings or relationships beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.


ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

Exhibit 1:  Joint Filing Agreement among the Reporting Persons

Exhibit 2:  The 2000 Securities Purchase Agreement

Exhibit 3:  The 2000 Stockholders Agreement

Exhibit 4:  The 2000 Registration Rights Agreement

Exhibit 5:  The Series A Certificate of Designation

Exhibit 6:  The Note Amendment

Exhibit 7:  Powers of Attorney

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      GENERAL ELECTRIC CAPITAL CORPORATION


                                      By:/s/ Michael E. Pralle
                                         ---------------------------------
                                         Name:  Michael E. Pralle
                                         Title: Vice President


                                      GE CAPITAL EQUITY INVESTMENTS, INC.


                                      By:/s/ Michael E. Pralle
                                         ---------------------------------
                                         Name:  Michael E. Pralle
                                         Title: President/General Manager


                                      GENERAL ELECTRIC CAPITAL SERVICES, INC.



                                      By:/s/ Michael E. Pralle
                                         ---------------------------------
                                         Name:  Michael E. Pralle
                                         Title: Attorney-in-fact*


                                      GENERAL ELECTRIC COMPANY



                                      By:/s/ Michael E. Pralle
                                         ---------------------------------
                                         Name:   Michael E. Pralle
                                         Title:  Attorney-in-fact*



Dated:  January 24, 2000
*    Pursuant to a Power of Attorney attached hereto as Exhibit 7.

SCHEDULE I

               GENERAL ELECTRIC CAPITAL CORPORATION DIRECTORS


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Nigel D.T. Andrews   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Nancy E. Barton      General Electric           Senior Vice President,
                     Capital Corporation        General Counsel and
                     260 Long Ridge Road        Secretary, General Electric
                     Stamford, CT  06927        Capital Corporation

Stephen M. Bennett   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James R. Bunt        General Electric Company   Vice President
                     3135 Easton Turnpike       and Treasurer
                     Fairfield, CT 06431        General Electric
                                                Company

David L. Calhoun     General Electric Capital   Executive Vice President
                     Services, Inc.             General Electric Capital
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Services, Inc.

D.D. Dammerman       General Electric Company   Vice Chairman of the Board,
                      3135 Easton Turnpike      Executive Officer, General
                      Fairfield, CT 06431       Electric Company; Chairman
                                                and Chief Executive Officer,
                                                General Electric Capital
                                                Services, Inc.

B.W. Heineman, Jr.    General Electric Company  Senior Vice President -
                      3135 Easton Turnpike      General Counsel and
                      Fairfield, CT 06431       Secretary, General Electric
                                                Company

J.R. Immelt          General Electric Company   Senior Vice President -
                     P.O. Box 414               GE Medical Systems
                     Milwaukee, WI 53201

W.J. McNerney, Jr.   General Electric Company   Senior Vice President -
                     1 Neumann Way              GE Aircraft Engines
                     Cincinnati, OH  05215

John H. Myers        303 Summer Street          Chief Executive Officer,
                     Stamford, CT  06904        GE Investments, Inc.

R.L. Nardelli        General Electric Company   Senior Vice President -
                     1 River Road               GE Power Systems
                     Schenectady, NY 12345

Denis J. Nayden      General Electric           President and Chief
                     Capital Corporation        Executive Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Michael A. Neal      General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James A. Parke       General Electric           Executive Vice President
                     Capital Corporation        and Chief Financial Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

G.M. Reiner          General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       Chief Information Officer,
                     Fairfield, CT 06431        General Electric Company

John M Samuels       General Electric Company   Vice President and
                     3135 Easton Turnpike       Senior Counsel - Corporate
                     Fairfield, CT  06431       Tax, General Electric Company

K.S. Sherin          General Electric Company   Senior Vice President
                     3135 Easton Turnpike       Finance and Chief Financial
                     Fairfield, CT 06431        Officer, General Electric
                                                Company

Edward D. Stewart    General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

J.F. Welch, Jr.      General Electric Company   Chairman of the Board
                     3135 Easton Turnpike       and Chief Executive
                     Fairfield, CT 06431        Officer, General Electric
                                                Company


          GENERAL ELECTRIC CAPITAL CORPORATION EXECUTIVE OFFICERS


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------



Nigel D.T. Andrews   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Nancy E. Barton      General Electric           Senior Vice President,
                     Capital Corporation        General Counsel and
                     260 Long Ridge Road        Secretary, General Electric
                     Stamford, CT  06927        Capital Corporation

Stephen M. Bennett   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James A. Colica      General Electric           Senior Vice President,
                     Capital Corporation        Global Risk Management,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Richard D'Avino      General Electric           Senior Vice President,
                     Capital Corporation        Taxes, General Electric
                     260 Long Ridge Road        Capital Corporation
                     Stamford, CT  06927

Michael D. Frazier   General Electric           Senior Vice President,
                     Capital Corporation        Insurance/ Investment
                     260 Long Ridge Road        Products, General Electric
                     Stamford, CT  06927        Capital Corporation

Robert L. Lewis      General Electric           Senior Vice President,
                     Capital Corporation        Structured Finance Group,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Denis J. Nayden      General Electric           President and Chief
                     Capital Corporation        Executive Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Michael A. Neal      General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James A. Parke       General Electric           Executive Vice President
                     Capital Corporation        and Chief Financial Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Marc J. Saperstein   General Electric           Senior Vice President,
                     Capital Corporation        Human Resources,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Edward D. Stewart    General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Jeffrey S. Werner    General Electric           Senior Vice President,
                     Capital Corporation        Corporate Treasury and
                     260 Long Ridge Road        Global Funding Operation,
                     Stamford, CT  06927        General Electric Capital
                                                Corporation

SCHEDULE II

                GE CAPITAL EQUITY INVESTMENTS, INC. DIRECTOR


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Michael E. Pralle    GE Capital Equity          President and Chairman of
                     Investments, Inc.          the Board, GE Capital
                     120 Long Ridge Road        Equity Investments, Inc.
                     Stamford, CT  06927


                GE CAPITAL EQUITY INVESTMENTS, INC. OFFICERS


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Michael E. Pralle    GE Capital Equity          President and Chairman of
                     Investments, Inc.          the Board, GE Capital
                     120 Long Ridge Road        Equity Investments, Inc.
                     Stamford, CT  06927

Jonathan K. Sprole   GE Capital Equity          Vice President, General
                     Investments, Inc.          Counsel and Secretary,
                     120 Long Ridge Road        GE Capital Equity
                     Stamford, CT  06927        Investments, Inc.

Iain MacKay          GE Capital Equity          Vice President-Finance
                     Investments, Inc.          and Treasurer,
                     120 Long Ridge Road        GE Capital Equity
                     Stamford, CT  06927        Investments, Inc.

Joseph Swezey        GE Capital Equity          Vice President-Controller,
                     Investments, Inc.          GE Capital Equity
                     120 Long Ridge Road        Investments, Inc.
                     Stamford, CT  06927

Barbara J. Gould     GE Capital Equity          Vice President, Associate
                     Investments, Inc.          General Counsel and
                     120 Long Ridge Road        Assistant Secretary, GE
                     Stamford, CT  06927        Capital Equity Investments, Inc.

Peter J. Muniz       GE Capital Equity          Vice President, Associate
                     Investments, Inc.          General Counsel and
                     120 Long Ridge Road        Assistant Secretary, GE
                     Stamford, CT  06927        Capital Equity Investments, Inc.

Bryant Cohen         GE Capital Equity          Vice President-Taxes,
                     Investments, Inc.          GE Capital Equity
                     120 Long Ridge Road        Investments, Inc.
                     Stamford, CT  06927

SCHEDULE III

             GENERAL ELECTRIC CAPITAL SERVICES, INC. DIRECTORS

                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Nigel D.T. Andrews   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Nancy E. Barton      General Electric           Senior Vice President,
                     Capital Corporation        General Counsel and
                     260 Long Ridge Road        Secretary, General Electric
                     Stamford, CT  06927        Capital Corporation

Stephen M. Bennett   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James R. Bunt        General Electric Company   Vice President
                     3135 Easton Turnpike       and Treasurer
                     Fairfield, CT 06431        General Electric
                                                Company

David L. Calhoun     General Electric Capital   Executive Vice President
                     Services, Inc.             General Electric Capital
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Services, Inc.

D.D. Dammerman       General Electric Company   Vice Chairman of the Board,
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Electric Company; Chairman
                                                and Chief Executive Officer,
                                                General Electric Capital
                                                Services, Inc.

B.W. Heineman, Jr.   General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       General Counsel and
                     Fairfield, CT 06431        Secretary, General Electric
                                                Company

J.R. Immelt          General Electric Company   Senior Vice President -
                     P.O. Box 414               GE Medical Systems
                     Milwaukee, WI 53201

W.J. McNerney, Jr.   General Electric Company   Senior Vice President -
                     1 Neumann Way              GE Aircraft Engines
                     Cincinnati, OH  05215

John H. Myers        303 Summer Street          Chief Executive Officer,
                     Stamford, CT  06904        GE Investments, Inc.

R.L. Nardelli        General Electric Company   Senior Vice President -
                     1 River Road               GE Power Systems
                     Schenectady, NY 12345

Denis J. Nayden      General Electric           President and Chief
                     Capital Corporation        Executive Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Michael A. Neal      General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James A. Parke       General Electric           Executive Vice President
                     Capital Corporation        and Chief Financial Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

G.M. Reiner          General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       Chief Information Officer,
                     Fairfield, CT 06431        General Electric Company

John M Samuels       General Electric Company   Vice President and
                     3135 Easton Turnpike       Senior Counsel - Corporate
                     Fairfield, CT  06431       Tax, General Electric Company

K.S. Sherin          General Electric Company   Senior Vice President
                     3135 Easton Turnpike       Finance and Chief Financial
                     Fairfield, CT 06431        Officer, General Electric
                                                Company

Edward D. Stewart    General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

J.F. Welch, Jr.      General Electric Company   Chairman of the Board
                     3135 Easton Turnpike       and Chief Executive
                     Fairfield, CT 06431        Officer, General Electric
                                                Company


         GENERAL ELECTRIC CAPITAL SERVICES, INC. EXECUTIVE OFFICERS

                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Joan C. Amble        General Electric           Vice President and
                     Capital Corporation        Controller General Electric
                     260 Long Ridge Road        Capital Services, Inc.
                     Stamford, CT  06927

Nigel D.T. Andrews   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Nancy E. Barton      General Electric           Senior Vice President,
                     Capital Corporation        General Counsel and
                     260 Long Ridge Road        Secretary, General Electric
                     Stamford, CT  06927        Capital Corporation

Stephen M. Bennett   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

David L. Calhoun     General Electric Capital   Executive Vice President
                     Services, Inc.             General Electric Capital
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Services, Inc.

James A. Colica      General Electric           Senior Vice President,
                     Capital Corporation        Global Risk Management,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Richard D'Avino      General Electric           Senior Vice President,
                     Capital Corporation        Taxes, General Electric
                     260 Long Ridge Road        Capital Corporation
                     Stamford, CT  06927

Barbara E. Daniele   General Electric Capital   Vice President and
                     Services, Inc.             Senior Litigation Counsel
                     260 Long Ridge Road        General Electric Capital
                     Stamford, CT  06927        Services, Inc.

D.D. Dammerman       General Electric Company   Vice Chairman of the Board,
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Electric Company; Chairman
                                                and Chief Executive Officer,
                                                General Electric Capital
                                                Services, Inc.

Michael D. Frazier   General Electric           Senior Vice President,
                     Capital Corporation        Insurance/ Investment
                     260 Long Ridge Road        Products, General Electric
                     Stamford, CT  06927        Capital Corporation

Robert L. Lewis      General Electric           Senior Vice President,
                     Capital Corporation        Structured Finance Group,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Denis J. Nayden      General Electric           President and Chief
                     Capital Corporation        Executive Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Michael A. Neal      General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James A. Parke       General Electric           Executive Vice President
                     Capital Corporation        and Chief Financial Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Marc J. Saperstein   General Electric           Senior Vice President,
                     Capital Corporation        Human Resources,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Edward D. Stewart    General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Jeffrey S. Werner    General Electric           Senior Vice President,
                     Capital Corporation        Corporate Treasury and
                     260 Long Ridge Road        Global Funding Operation,
                     Stamford, CT  06927        General Electric Capital
                                                Corporation

Schedule IV


                          GENERAL ELECTRIC COMPANY

                                 DIRECTORS


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

J.I.Cash, Jr.        Harvard Business School    Professor of Business
                     Morgan Hall                Administration-Graduate
                     Soldiers Field Road        School of Business
                     Boston, MA 02163           Administration, Harvard
                                                University

S.S. Cathcart        222 Wisconsin Avenue       Retired Chairman,
                     Suite 103                  Illinois Tool Works
                     Lake Forest, IL 60045

D.D. Dammerman       General Electric Company   Vice Chairman of the Board,
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Electric Company; Chairman
                                                and Chief Executive Officer,
                                                General Electric Capital
                                                Services, Inc.

P. Fresco            Fiat SpA                   Chairman of the Board,
                     via Nizza 250              Fiat SpA
                     10126 Torino, Italy

A. M. Fudge          Kraft Foods, Inc.          Executive Vice President,
                     555 South Broadway         Kraft Foods, Inc.
                     Tarrytown, NY  10591

C.X. Gonzalez        Kimberly-Clark de Mexico,  Chairman of the Board
                       S.A. de C.V.             and Chief Executive
                     Jose Luis Lagrange 103,    Officer,
                     Tercero Piso               Kimberly-Clark de Mexico,
                     Colonia Los Morales        S.A. de C.V.
                     Mexico, D.F. 11510, Mexico

A. Jung              Avon Products, Inc.         President and Chief
                     1345 Avenue of the Americas Executive Officer,
                     New York, NY  10105         Avon Products, Inc.

K.G. Langone         Invemed Associates, Inc.   Chairman, President and
                     375 Park Avenue            Chief Executive Officer,
                     New York, NY  10152        Invemed Associates, Inc.

Scott G. McNealy     Sun Microsystems, Inc.     Chairman, President and
                     901 San Antonio Road       Chief Executive Officer,
                     Palo Alto, CA 94303-4900   Sun Microsystems, Inc.

G.G. Michelson       Federated Department Stores Former Member of the
                     151 West 34th Street        Board of Directors,
                     New York, NY 10001          Federated Department
                                                 Stores

S. Nunn              King & Spalding             Partner, King & Spalding
                     191 Peachtree Street, N.E.
                     Atlanta, Georgia 30303

J.D. Opie            General Electric Company    Vice Chairman of the
                     3135 Easton Turnpike        Board and Executive
                     Fairfield, CT 06431         Officer, General Electric
                                                 Company

R.S. Penske          Penske Corporation          Chairman of the Board
                     13400 Outer Drive, West     and President, Penske
                     Detroit, MI 48239-4001      Corporation

F.H.T. Rhodes        Cornell University          President Emeritus
                     3104 Snee Building          Cornell University
                     Ithaca, NY 14853

A.C. Sigler          Champion International      Retired Chairman of the
                      Corporation                Board and CEO
                     1 Champion Plaza            and former Director,
                     Stamford, CT 06921          Champion International
                                                 Corporation

D.A. Warner III      J. P. Morgan & Co., Inc.    Chairman of the Board,
                     & Morgan Guaranty Trust Co. President, and Chief
                     60 Wall Street              Executive Officer,
                     New York, NY 10260          J.P. Morgan & Co.
                                                 Incorporated and Morgan
                                                 Guaranty Trust Company

J.F. Welch, Jr.      General Electric Company    Chairman of the Board
                     3135 Easton Turnpike        and Chief Executive
                     Fairfield, CT 06431         Officer, General Electric
                                                 Company


                GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

J.F. Welch, Jr.      General Electric Company   Chairman of the Board and
                     3135 Easton Turnpike       Chief Executive Officer,
                     Fairfield, CT 06431        General Electric Company

P.D. Ameen           General Electric Company   Vice President and
                     3135 Easton Turnpike       Comptroller, General
                     Fairfield, CT 06431        Electric Company

J.R. Bunt            General Electric Company   Vice President and
                     3135 Easton Turnpike       Treasurer, General Electric
                     Fairfield, CT 06431        Company

W.J. Conaty          General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       Human Resources,
                     Fairfield, CT 06431        General Electric Company

D.D. Dammerman       General Electric Company   Vice Chairman of the Board
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Electric Company; Chairman
                                                and Chief Executive Officer,
                                                General Electric Capital
                                                Services, Inc.

L.S. Edelheit        General Electric Company   Senior Vice President -
                     P. O. Box 8                Corporate Research
                     Schenectady, NY 12301      and Development, General
                                                Electric Company

B.W. Heineman, Jr.   General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       General Counsel and
                     Fairfield, CT 06431        Secretary, General Electric
                                                Company

J.R. Immelt          General Electric Company   Senior Vice President -
                     P.O. Box 414               GE Medical Systems
                     Milwaukee, WI 53201

L. R. Johnston       General Electric Company   Senior Vice President -
                     Appliance Park             GE Appliances
                     Louisville, KY 40225

W.J. McNerney, Jr.   General Electric Company   Senior Vice President -
                     1 Neumann Way              GE Aircraft Engines
                     Cincinnati, OH  05215

R.L. Nardelli        General Electric Company   Senior Vice President -
                     1 River Road               GE Power Systems
                     Schenectady, NY 12345

R.W. Nelson          General Electric Company   Vice President -
                     3135 Easton Turnpike       Corporate Financial Planning
                     Fairfield, CT 06431        and Analysis, General
                                                Electric Company

J.D. Opie            General Electric Company   Vice Chairman of the Board
                     3135 Easton Turnpike       and Executive Officer,
                     Fairfield, CT 06431        General Electric Company

G.M. Reiner          General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       Chief Information Officer,
                     Fairfield, CT 06431        General Electric Company

J.G. Rice            General Electric Company   Vice President -
                     2901 East Lake Road        GE Transportation Systems
                     Erie, PA  16531

G.L. Rogers          General Electric Company   Senior Vice President -
                     1 Plastics Avenue          GE Plastics
                     Pittsfield, MA 01201

K.S. Sherin          General Electric Company   Senior Vice President
                     3135 Easton Turnpike       Finance and Chief Financial
                      Fairfield, CT 06431       Officer, General Electric
                                                Company

L.G. Trotter         General Electric Company   Senior Vice President -
                     41 Woodford Avenue         GE Industrial Systems
                     Plainville, CT 06062

M.S. Zafirovski      General Electric Company   Senior Vice President -
                     Nela Park                  GE Lighting
                     Cleveland, OH 44112